Charles Gaillard



I am a 24-year-old on a quest to cure aging.. This is my first big and meaningful dream, and to achieve this I need to help build the tools to completely understand and manipulate biology.

EXPERIENCE

Visiting researcher in the Endy Lab

Explored projects and plenty of laboratories in Stanford.

February 2018 – April 2018 (2 months) | Stanford, USA

Co-founder at Demonpore



Making improvments.

We got into YC.

We now have an office/lab in Menlo Park.

January 2018 – Ongoing | Palo Alto, USA

Technician/assistant at Demonpore

Helped Kent Kemmish on the development of a novel mechanical nanopore for molecular sensing/sequencing platform, trying to make sliding occlusions working with two silicon discs with apertures in it.



We succeeded to have data showing that 5 nanometer motions back and forth of our nanopore.

I also got in touch with investors and potential partners (HP, Complete Genomics, Zollner Electronics, etc.) and prepared meetings.

March 2017 – May 2017 (3 months) | Phoenix, USA

Backpacked in the U.S. during 82 days to meet people in the biotech industry

I thought *"Perhaps if I meet the right people in person, they'll help me to achieve my goal, and it will be faster."*

Then, despite I didn't have the money (I'm just a 22-year-old poor guy), I went to the U.S. with a backpack for 3 months. I slept at people's house and walk a lot. I met about 30 people in the biotech industry. The most funny thing to tell is that I succeeded to find the house of Jonathan Rothberg with Google Satellite, and went there...

So I met influential people, but It's difficult to get people to take risks. It didn't work at all. But...

April 2016 – June 2016 (3 months) | United States

Intern at EMBL-EBI

I was working on a web development project (doing mostly programming, see https://github.com/elixirhub) related to the dissemination and integration of events information in ELIXIR.

January 2015 – June 2015 (4 months) | Cambridge, United Kingdom

VOLUNTEER EXPERIENCES

Shadowing experience
The Buck Institute for Research on Aging

1 day, June 2016 | United States

Visited CalicoLabs

1 day, June 2016 | United States

Visited a lab at Stanford University

1 day, June 2016 | United States

Visited a lab at UCSF

1 day, June 2016 | United States

Visited a lab at Icahn School of Medicine at Mount Sinai

1 day, June 2016 | United States

Visited a lab at National Institutes of Health

1 day, June 2016 | United States

Shadowing experience
Ichor Therapeutics, Inc.

1 week, June 2016 | United States

Volunteer for the 2016 Global Summit

1 day, October 2016 | Paris

SKILLS

Computer science

Reading official documentations & source code. NodeJS, Javascript, HTML, CSS, MongoDB, Redis, Memcached, Linux, Vim, Archlinux, Debian, Git, Github, C, Asm, shell, Bash, Python, web server config, etc.

I learned as an autodidact, mostly when I was developing a social network.

https://github.com/cydgy

Electronics

I know only the rudiments. I've just made small and useless projects like a stun gun, light detector, water detector, touch detector, touch counter (learned in my room, as an autodidact as well)

Nutrition

I tried many diets and did many tests to find out which diet is the best, which one keeps me most healthy, gives me the most energy, and provide the most nutrients.

September 2014 – Ongoing

PROJECTS

Judgeface

When I was younger, I did kind of a social network where people like or dislike people's face. Unfortunately, I removed everything. Only a source code hard to deploy is available on GitHub.
I didn’t get my bachelor’s degree of course, I was coding all the time. And anyway, the education system is not designed to build brillant minds, so I’ve denied it all my life.

2012 - 2013 (2 years)

LANGUAGES

English	Almost fluent
French	Native
Spanish	Intermediate